Filed by MeadWestvaco Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MeadWestvaco Corporation and Rock-Tenn Company
Commission File No.: 001-31215

MWV AND ROCKTENN ANNOUNCE EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD FOR PENDING BUSINESS COMBINATION

NORCROSS, Ga. and RICHMOND, Va., March 10, 2015 – Rock-Tenn Company ("RockTenn") (NYSE: RKT) and MeadWestvaco Corporation ("MWV") (NYSE: MWV) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) with respect to the pending business combination transaction between RockTenn and MWV has expired. The 30-day waiting period is required by the Federal Trade Commission and U.S. Department of Justice as part of the premerger notification program before such a combination transaction can close.

On Feb. 6, 2015, RockTenn and MWV filed the requisite notification and report forms under the HSR Act with the U.S. antitrust authorities. The expiration of the waiting period under the HSR Act satisfies one of the conditions to the closing of the pending business combination transaction, which remains subject to other customary closing conditions, including receipt of stockholder and shareholder approvals, as applicable, and other regulatory approvals.

About RockTenn
RockTenn (NYSE:RKT) is one of North America's leading providers of packaging solutions and manufacturers of containerboard and paperboard. RockTenn's 27,000 employees are committed to exceeding their customers' expectations - every time. The company operates locations in the United States, Canada, Mexico, Chile and Argentina. For more information, visit www.rocktenn.com.

About MWV
MeadWestvaco Corporation (NYSE: MWV) is a global packaging company providing innovative solutions to the world's most admired brands in the health care, beauty and personal care, food, beverage, home and garden, tobacco, and agricultural industries. The company also produces specialty chemicals for the automotive, energy, and infrastructure industries and maximizes the value of its development land holdings. MWV's network of 125 facilities and 15,000 employees spans North America, South America, Europe and Asia. Learn more at www.mwv.com.

RockTenn Contacts:
Investor Contact:
John Stakel
Senior Vice President, Treasurer
678-291-7901
jstakel@rocktenn.com

Media Contact:
Robin Keegan
Director, Corporate Communications
770-326-8245
rokeegan@rocktenn.com

Sard Verbinnen & Co
Bryan Locke/Carissa Felger/Elizabeth Smith
312-895-4700

MWV Contacts:
Investor Contact:
Jason Thompson
Director, Investor Relations
804-444-2556

Media Contact:
Tucker McNeil
Director, Corporate Communications
804-444-6397
mediainquiries@mwv.com

Joele Frank, Wilkinson Brimmer Katcher
Steve Frankel/Joseph Snodgrass
212-355-4449

Forward-Looking Statements
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "could," "should," "would," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "prospects," "potential" and "forecast," and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. RockTenn and MWV caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the ability to obtain regulatory and shareholder approvals and satisfy the other conditions to the closing of the transaction, the successful closing of the transaction and the integration of RockTenn and MWV as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the strategic opportunity and perceived value to RockTenn's and MWV's respective shareholders of the transaction, the transaction's impact on, among other things, the combined company's prospective business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, RockTenn and MWV have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; whether and when the spin-off of MWV Specialty Chemicals will occur; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in RockTenn and MWV's businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, RockTenn and MWV's businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management's assumptions are more particularly described in RockTenn's and MWV's filings with the Securities and Exchange Commission, including under the caption "Business – Forward-Looking Information" and "Risk Factors" in RockTenn's Annual Report on Form 10-K for the fiscal year ended September 30, 2014 and "Management's discussion and analysis of financial condition and results of operations – Forward-looking Statements" and "Risk factors" in MWV's Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The information contained herein speaks as of the date hereof and neither RockTenn nor MWV have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation
The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where To Find It
The proposed transaction involving MWV and RockTenn will be submitted to the respective shareholders of MWV and RockTenn for their consideration.  In connection with the proposed transaction, MWV and RockTenn will cause the newly formed company to file with the SEC a registration statement on Form S-4 (the "Registration Statement"), which will include a prospectus with respect to the shares to be issued in the proposed transaction and a preliminary and definitive joint proxy statement for the shareholders of MWV and RockTenn (the "Joint Proxy Statement") and each of MWV and RockTenn will mail the Joint Proxy Statement to their respective shareholders and file other documents regarding the proposed transaction with the SEC. The definitive Registration Statement and the Joint Proxy Statement will contain important information about the proposed transaction and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by MWV or RockTenn with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.  In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its corporate website at www.mwv.com.

Participants in the Solicitation
MWV, RockTenn, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about RockTenn's directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014, and information about MWV's directors and executive officers is set forth in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2014.  These documents are available free of charge from the sources indicated above, from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its website at www.mwv.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials RockTenn and MWV intend to file with the SEC.

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